SEC Mail Processing Section
RECEIVED
NOV 22 2011
Wash, D.C.
189

SECURIT 11023507 SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-022752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: David A. Noyes & Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Art Harmon (312) 782-0400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Guthrie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David A. Noyes & Company, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MARTIN TORRES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/24/15

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of David A. Noyes & Company (the Company) as of September 30, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David A. Noyes & Company as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
November 21, 2011

David A. Noyes & Company

Statement of Financial Condition
September 30, 2011

Assets	
Cash	$ 367,154
Receivable from clearing broker-dealer	3,015,432
Securities owned, at fair value	2,564,115
Receivables from employees	311,940
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $199,697	60,495
Other assets	168,270
Total assets	$ 6,487,406
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses,	
Total liabilities	$ 3,455,572
Commitments and Contingent Liabilities (Note 6)	
Stockholders' Equity	
Common stock, no par value; authorized 300,000 shares; 59,100 shares issued and outstanding	3,605,263
Accumulated deficit	(573,429)
Total stockholders' equity	3,031,834
Total liabilities and stockholders' equity	$ 6,487,406

The accompanying notes are an integral part of these financial statements.

David A. Noyes & Company

Statement of Operations
Year Ended September 30, 2011

Revenue:	
Commission and fee income	$ 14,990,089
Principal transactions	4,806,139
Private placements	1,020,389
Interest and dividends	423,908
Other income	442,660
	21,683,185
Expenses:	
Employee compensation and related benefits	16,421,237
Rent and occupancy	1,707,234
Commissions and clearance fees	1,270,610
Communications	489,704
Financial information systems	261,808
Business promotion	222,489
Insurance	164,768
Professional fees	94,334
Other expenses	927,565
	21,559,749
Net income	$ 123,436

The accompanying notes are an integral part of these financial statements.

David A. Noyes & Company

Statement of Changes in Stockholders' Equity
Year Ended September 30, 2011

	Common Stock						
	Number of Shares		Paid in Capital		Accumulated Deficit		Total
Balance, September 30, 2010	66,356	$	4,023,299	$	(696,865)	$	3,326,434
Issuance of common stock	800		43,943		-		43,943
Repurchase of common stock	(8,056)		(461,979)		-		(461,979)
Net income	-		-		123,436		123,436
Balance, September 30, 2011	59,100	$	3,605,263	$	(573,429)	$	3,031,834

The accompanying notes are an integral part of these financial statements.

David A. Noyes & Company

Statement of Cash Flows
Year Ended September 30, 2011

Cash Flows from Operating Activities	
Net income	$ 123,436
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	42,135
Changes in operating assets and liabilities:	
Receivable from clearing broker-dealer	(803,615)
Securities owned	136,508
Employee receivables	254,276
Other assets	14,273
Accounts payable and accrued expenses	641,705
Net cash provided by operating activities	408,718
Cash Flows from Financing Activities	
Issuance of common stock	43,943
Repurchase of common stock	(461,979)
Net cash used in financing activities	(418,036)
Net decrease in cash	(9,318)
Cash:	
Beginning of year	376,472
End of year	$ 367,154

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

David A. Noyes & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE) and the Financial Industry Regulatory Authority (FINRA), and a guaranteed introducing broker of R.J. O'Brien, a futures commission merchant. The Company is engaged in principal and agency transactions in securities and other related activities. The Company's customer securities and commodities transactions are cleared through another broker-dealer and a futures commission merchant on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Securities transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the statement of operations.

Revenue recognition: Commission and fee income and related clearing expenses are recorded on a trade-date basis. Fee income results primarily from providing advisory services and is recognized as earned. Private placement fees are recognized at the time the placement is completed and the income is reasonably determinable. Interest income and expense are recognized on the accrual basis.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Receivables from employees: Receivables from employees consist primarily of forgivable loans offered to certain employees. Loans are forgivable annually in installments proportional to their stated terms, which are generally three to five years. The Company does not record a valuation allowance for the employee loans for those employees actively employed with the Company as the loans are forgiven pursuant to their continued employment. If an employee leaves the Company before a loan is forgiven, the Company seeks to collect the remaining amount of the loan, and will make an assessment as to the collectibility of the remaining amount of the loan at that time.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized on accelerated methods over the estimated useful lives of the assets.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended September 30, 2011, management has determined that there are no material uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 2. Fair Value of Financial Instruments

The Company records its securities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 2. Fair Value of Financial Instruments (Continued)

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Certificates of deposit with maturity dates, when purchased, of more than three months held at a reputable financial institution are stated at face value plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

Common stock is recorded at fair value based on quoted market prices. U.S. Government securities, Government-sponsored enterprises and corporate bonds are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 1 of the fair value hierarchy.

Certain investments in common stock of an exchange are recorded at the most recent bid price. There is not an active market for the shares owned. Accordingly, such investments are classified as Level 3 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2011:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities owned:				
Certificates of deposit	$ -	$ 2,250,004	$ -	$ 2,250,004
Common stock	45,965	-	-	45,965
State and municipal government obligations	268,146	-	-	268,146
Other assets:				
Common stock	-	-	1,000	1,000
	$ 314,111	$ 2,250,004	$ 1,000	$ 2,565,115

Note 2. Fair Value of Financial Instruments (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

	Common Stock
Balance, September 30, 2010	$ 5,000
Realized and unrealized gains on investments:	
Change in unrealized appreciation on investments	(4,000)
Balance, September 30, 2011	$ 1,000

Note 3. Receivable from Clearing Broker-Dealer

The amount receivable from clearing broker-dealer at September 30, 2011, is comprised of the following:

Cash at clearing broker-dealer	$ 2,497,928
Fees and commissions receivable	267,504
Clearing deposit	250,000
	$ 3,015,432

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2011, consist of:

Furniture and equipment	$ 96,981
Leasehold improvements	163,211
Accumulated depreciation and amortization	(199,697)
	$ 60,495

Depreciation and amortization expense for the year ended September 30, 2011, was approximately $42,000.

Note 5. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees. Total profit sharing and salary reduction plan expense for the year ended September 30, 2011 was approximately $285,000.

Note 6. Commitments and Contingent Liabilities

The Company leases office space under various noncancelable operating leases expiring through July 31, 2020. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending September 30:	
2012	$ 1,362,242
2013	1,363,554
2014	1,354,618
2015	1,490,629
2016	1,549,653
Thereafter	9,234,375
	$ 16,355,071

Rental expense charged to operations for the year ended September 30, 2011, was approximately $1,664,000.

The Company had received abatements of rent on its office facilities leases, which also provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2011, approximately $1,280,000 is related to the aforementioned deferred rent and is included in accounts payable and accrued expenses in the statement of financial condition.

The Company has two letters of credit totaling $2,250,000 to satisfy office lease deposit requirements. These letters of credit are collateralized by certificates of deposits which mature at various times through March 22, 2012.

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee being due the clearing firm.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

Note 7. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer securities and commodity transactions are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreement, the Company is required to maintain a deposit with its clearing organization.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under this rule, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions. At September 30, 2011, the Company had net capital of $2,403,530 which was $2,153,530 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

David A. Noyes & Company

Computation of Net Capital Under Rule 15c3-1
September 30, 2011 **Schedule I**

Total stockholders' equity		$ 3,031,834
Deductions and/or charges:		
Nonallowable assets:		
Employee receivables	$ 311,940	
Furniture, equipment, and leasehold improvements	60,495	
Other assets	165,716	
Additional charges	64,116	
		(602,267)
Net capital before haircuts on securities positions		2,429,567
Haircuts on securities:		
Certificates of deposit	9,711	
Common stock	5,206	
State and municipal government obligations	11,120	
		(26,037)
Net capital		2,403,530
Minimum net capital requirement		250,000
Excess net capital		$ 2,153,530

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2011.

David A. Noyes & Company

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
September 30, 2011 **Schedule II**

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
September 30, 2011 **Schedule III**

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey

Independent Auditor's Report on Internal Control

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

In planning and performing our audit of the financial statements of David A. Noyes & Company (the Company) as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
November 21, 2011